02033087

P.E 4-30-02

0-12713

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2002

NEC Corporation

(Translation of registrant's name into English)

7-1, Shiba 5-chome, Minato-ku, Tokyo, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F _

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _ No X

English version
of
"Report on Publication of Information on the Company"
concerning financial results
for the fiscal year ended March 31, 2002

NEC Corporation
7-1, Shiba 5-chome, Minato-ku, Tokyo, Japan

1. Filing of Reports on Publication of Information on the Company

Pursuant to the rules of the Tokyo and four other stock exchanges in Japan (the "Exchanges"), NEC Corporation (the "Company") filed on April 25, 2002 with the Exchanges a Report on Publication of Information on the Company concerning financial results for the fiscal year ended March 31, 2002 (the "Report"). The summary is made available for public inspection by the Exchanges.

A company whose stock is listed on the Exchanges is required to disclose certain important matters regarding the company without delay and to file a report with the Exchanges on the matters disclosed and the time and manner of disclosure. On April 25, 2002 the Company disclosed the matter described above in the manner stipulated by Section 1 of Article 30 of Enforcement Order of the Securities and Exchange Law of 1948, as amended, of Japan, and filed the reports with the Exchanges.

2. Outline of the Report

Following is the English version of the matter disclosed.

NEWS RELEASE

Empowered by Innovation NEC

Press Release - Media Contact: Daniel Mathieson/Chris Shimizu TEL: +81-3-3798-6511
*****For immediate use April 25, 2002

Full Year Consolidated Financial Results for the Fiscal Year Ended March 31, 2002

I. Consolidated Financial Results

	Fiscal Year Ended March 31, 2002	Fiscal Year Ended March 31, 2001	Increase (Decrease)
	In billions of yen	In billions of yen	%
Net sales	¥5,101.0	¥5,409.7	(5.7)
Operating income (loss)	(55.5)	185.1	-
Income (loss) before income taxes	(461.1)	92.3	-
Income (loss) before cumulative effect of accounting change	(309.4)	56.6	-
Net income (loss)	(312.0)	56.6	-
	yen	yen	yen
Per share of common stock:			
Income (loss) before cumulative effect of accounting change:			
Basic:	¥(187.06)	¥34.55	-
Diluted:	(187.06)	32.17	-
Net income(loss) :			
Basic:	(188.63)	34.55	-
Diluted:	(188.63)	32.17	-
	In billions of yen	In billions of yen	%
Total assets:	¥5,010.8	¥4,823.6	3.9
Employee number:	141,909	149,931	-

(Notes)

1. The consolidated financial statements of NEC are prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP

2. Operating income (loss) is displayed in conformity with the accounting principles generally accepted in Japan

3. Number of consolidated subsidiaries and affiliated companies accounted for by the equity method:

	Fiscal year ended March 31, 2002	Fiscal year ended March 31, 2001
Consolidated subsidiaries	169	164
Affiliated companies accounted for by the equity method	13	16

Background to the Financial Results for the Fiscal Year 2002 (Year Ended March 31, 2002)

1. Managing Policy

In the fiscal year ended March 31, 2002, the long-term stagnant conditions for domestic business continued, and overseas, the information technology (IT) recession in the United States spread to other regions of the world. In Europe, system investment for third-generation (3G) mobile phone services was heavily delayed and the IT industry's structural changes including China's new so-called "Factories for the World" advanced on the back of the horizontal international specialization business model.

In this business environment, NEC accelerated its "selection and focus" policy concentrating on two main streams of "broadband" and "mobile" for the next generations' Internet society, "iSociety". NEC promoted concentration of management resources on its core business aiming to become global leaders and consolidated and sold business units that were outside that of NEC's core business, including affiliated companies. NEC also implemented structural changes such as the accelerating of management's decision making process, disclosing quarterly operating results, revision of its fluctuating cost structure --particularly material expenses-- and implemented a new personnel review system based on both performance and results.

2. Mid to Long-term Management Strategy

In April 2000, NEC positioned broadband (expansion of services accompanying high-speed and high-volume networks) and mobile (using the network from a mobile terminal) Internet related business as its strategic core business. Business results have been steady, including NEC Solutions receiving large-scale system orders such as NTT DoCoMo's gateway system, and NEC Networks taking top market share for the domestic mobile phones in the first half of the fiscal year ended March 31, 2002. Additionally, NEC Networks also became one of the leading suppliers of 3G wireless communication system, and received large orders through alliances with Siemens Group of Germany.

NEC will continue to concentrate on broadband and mobile sectors. Although operating results were severe for this fiscal year, NEC believes the Internet holds revolutionary technologies which will penetrate into society in the mid to long-term. NEC also recognizes the vital importance and growing role of broadband and mobile as the core infrastructure for further expansion in conjunction with the Internet.

There were a number of business alliances within this fiscal year with some already showing favorable results. One such alliance is that with the Matsushita Group, in which a basic architecture for accelerating the development of next generation mobile phones has been successfully established. NEC will promote strategic alliances with other companies to enhance its competitiveness in the area of broadband and mobile.

Additionally, NEC is promoting both the spinning off and public listing of its competitive business units and affiliated companies, which has included, the spinning off of NEC Compound Semiconductor Devices, Ltd. and public listing of NEC Mobiling, Ltd., a company that handles software development for mobile communication systems and sales of mobile phones. NEC will continue to maximize its group value by realizing the NEC group's potential corporate assets in the capital market.

3. Growth Strategy

In order to overcome the risks associated with a volatile business environment and assure continuous speedy recovery of business results, NEC believes it is most urgent to establish a solid business structure that is not susceptible to sudden changes in the economy, and to improve its profitability.

To achieve this business structure the entire NEC group will move to the following solution business:

(1) NEC Solutions

NEC Solutions will harness its strengths from the business area for open mission critical systems (the core systems using open systems including Unix severs, PC severs), fostering the solution business as the pillar of NEC Solutions. NEC Solutions will focus on system integration business, which will become the stable profit base for the entire NEC group.

(2) NEC Networks

NEC Networks will make the business transition from hardware business to software and service business. Especially in the field of 3G wireless communication system, NEC Networks will advance its role as a total solutions provider, by leveraging its domestic business results and development achievements and by applying strengths from NEC's other internal companies.

(3) NEC Electron Devices

NEC Electron Devices will advance its business transition to a system LSI solution provider that will meet the strategic needs of its customers.

In addition to strengthening of the above solution focussed business, NEC will improve its financial structure by executing further fixed cost reductions and through sales of its assets.

NEC's mission is expressed in the NEC groups' new global statement " Empowered by Innovation" which was announced in October 2002. NEC chose the statement

"Empowered by Innovation" to represent its continuing contribution to the realization of peoples' and society's potential through technological innovation. This "power to innovate" and the talented people who bring forth this innovation are NEC's largest strength and, by concentrating this power and taking the above measures, NEC will quickly recover its business results and grow towards a global excellent company.

4. Business Results

(1) The Situation During the Fiscal Year Ended March 31, 2002

The fiscal year ended March 31, 2002 was a year in which the business environment deteriorated suddenly and at rapid pace, and was one of most severe one-year periods encountered by NEC. The unprecedented IT recession in the United States spread to other regions including Europe and Japan, and demand in the world market for information related products such as telecommunications equipment and personal computers (PC) as well as, semiconductors and electronic devices --in particular displays-- fell sharply. The market structure also changed with the appearance of both Electronics Manufacturing Service (EMS) companies and China's new breed of companies who have advanced quickly on the back of China's cost competitive power. The unexpected terrorist attacks in the United States also had an impact on this fiscal period.

Based on this business environment, NEC strengthened its corporate governance, focused its business to the Internet field and executed structural reforms. Facing the prospects of a large operating loss, for the first time since its establishment, NEC concluded that its restructuring strategy and execution speed were insufficient and took decisive action to reach a new level of company-wide reformation.

Looking at restructuring executed at each company: NEC Electron Devices drastically cut fixed costs through suspension of overseas DRAM production lines, closure of old generation production equipment and employee number reductions; NEC Networks, reacting to deceleration of demand for telecommunications infrastructure related equipment that resulted from over investment from telecommunication carriers, executed structural reforms focusing on its optical networking business; NEC Solutions advanced restructuring centering on its PC business. More precisely, NEC unified a number of its decentralized domestic development and manufacturing bases, building a business structure that is more flexible to change. Further still, in reaction to the PC market, which has become even more severe than initially forecasted, NEC set additional measures to facilitate outsourcing to China. NEC also sold its laser printer business and consolidated its condenser, relay and rechargeable battery business with Tokin Corporation (now NEC Tokin Corporation) to convert to a financial structure that is more stable in response to changes in business environment.

Consolidated Financial Results

Consolidated net sales for the fiscal year ended March 31, 2002 decreased by ¥308.7 billion, or 6%, to ¥5,101.0 billion, over net sales for the previous year due mainly to overall sluggish conditions for electronic devices. Adding to the slump in electronic devices market, the sudden deterioration in the second half of this fiscal year in the network infrastructure market resulted in an operating loss of ¥55.5 billion, a decrease of ¥240.7 billion compared to the previous year. NEC recorded loss before income taxes of ¥461.1 billion, a decrease of

¥553.5 billion compared to the previous year due to accumulated business restructuring expenses.

For segment profit, NEC Electron Devices posted a large decrease of operating profit due to an extended price fall for memory and LCD displays that resulted from a slow-down in the PC market. NEC Networks also posted a decrease in segment profit that stemmed from a tightening on network infrastructure related investment. NEC Solutions recorded a decrease in segment profit resulting mainly from a reduction in sales for PC. For net income, NEC's equity in losses of affiliated companies, ¥23.8 billion, a decrease of ¥45.7 billion and the cumulative effect of accounting change from application of new accounting standards regarding derivatives and hedge activities (*Note) resulted in NEC's net loss of ¥312.0 billion, a decrease of ¥368.6 billion.

Outlook for the Fiscal Year Ending March 31, 2003

In the fiscal year ending March 31, 2003, although severe market conditions for the telecommunications market including infrastructure and mobile terminals are expected to continue, with both the domestic IT investment projected to hold firm and the electronic device market showing the first real signs of recovery, NEC forecasts consolidated net sales of ¥5,100.0 billion. Although sales were crawling along sideways, because of the full effectiveness of company-wide restructuring that was carried out in the fiscal year ended March 31, 2001, NEC expects to achieve operating income of ¥5.0 billion for the semi-annual period ending September 30, 2002, and operating income of ¥80.0 billion for fiscal year ending March 31, 2003. For net income/loss, although NEC forecasts net loss of ¥15.0 billion for the semi-annual period ending September 30, 2002, ¥10.0 billion net income is planned for the fiscal year ending March 31, 2003.

			Percentage change from the previous fiscal year:
Net sales	¥5,100.0	billion	(0%)
Operating income	¥80.0	billion	(-)
Income before income taxes	¥40.0	billion	(-)
Net income	¥10.0	billion	(-)

(2) Consolidated Net Sales and Segment Profit or Loss

Sales and segment profit or loss of NEC's main segments (including inter-segment transactions) were as follows (figures in brackets denote increase or decrease from the previous year):

- NEC Solutions

Sales	¥2,209.0 billion (-1%)
Segment profit	¥75.3 billion (-¥8.6 billion)

NEC Solutions' sales for the fiscal year ended March 31, 2002 were ¥2,209.0 billion, a decrease of 1% from the previous year. Sales of main product areas were as follows:

In the area of SI services/software, due to the expansion of SI business for the manufacturing industries and local governments, sales increased by 22% to ¥520.3 billion over the previous year. For the Internet services/support services, sales rose by 17% to ¥336.0 billion over the previous year due mainly to a sales increase in BIGLOBE's value-added services.

In the area of hardware, sales of servers, storage products and workstations increased by 37% to ¥443.5 billion over the previous year, primarily due to the increase of large scale system projects and the increase of consolidated subsidiaries. In the personal products sector, sales dropped by 26% to ¥737.1 billion due to continuation of a sluggish consumer PC market in Japan and a slow down in the corporate PC market.

Despite a sales increase and an improved profitability for SI services, segment profit of NEC Solutions decreased by ¥8.6 billion to ¥75.3 billion compared to the previous year, influenced by worsening profitability from decreased PC shipments.

- NEC Networks

Sales	¥1,957.1 billion (7%)
Segment profit	¥53.4 billion (-¥29.6 billion)

NEC Networks' sales increased by 7% to ¥1,957.1 billion compared to the previous year.

Regarding sales by main product areas, sales of network infrastructure increased by 8% to ¥1,167.6 billion and sales of mobile terminals increased by 21% to ¥573.8 billion. Sales for the remaining business areas were ¥215.7 billion. Segment profit decreased by ¥29.6 billion to ¥53.4 billion compared to the previous year.

These results were due to deterioration in the telecommunications market in North America, tightening of capital investment control by domestic telecommunications carriers and the slow-down in the domestic mobile terminal market in the second half of the fiscal year, which outweighed the large sales growth for infrastructure systems of 3G mobile phones, mobile terminals and overseas submarine cable system projects in the first half of the fiscal year.

♦ NEC Electron Devices

Sales	¥842.8 billion (-31%)
Segment loss	-¥148.1 billion (-¥216.4 billion)

NEC Electron Devices' sales for the fiscal year ended March 31, 2002 were ¥842.8 billion, a 31% decrease compared to the previous year.

Regarding sales by main product areas, sales of semiconductors decreased by 33% to ¥642.9 billion. Sales of displays decreased by 29% to ¥101.5 billion and sales of electronic components and others decreased by 23% to ¥98.4 billion. NEC Electron Devices recorded a segment loss of ¥148.1 billion, a decrease of ¥216.4 billion from the previous year.

Despite the semiconductor market reaching bottom (except for telecommunications related devices) in the October-December 2001 period and starting to show loose signs of recovery, these results were the outcome of significant effect of a considerable decrease in demand for electric components and the resulting price drop on the semiconductor and LCD sectors, which resulted from a sudden drop in market conditions for IT related markets including PC and telecommunications and sluggish conditions for consumer electronics products over the fiscal year ended March 31, 2002.

5. Cash Flows

Net cash provided by operating activities was ¥136.6 billion. Despite the ¥312.0 billion of net loss recorded, this result was achieved through reductions of inventory and accounts receivable which were a result of company-wide manufacturing related restructuring, which focussed on efficient use of assets.

Net cash used in investment activities was ¥203.5 billion, an increase in cash used of ¥92.0 billion over the previous year. This was principally because the sale of fixed assets dropped compared to the previous year, in spite of the decrease of the expenditure accompanying the purchase of tangible fixed assets through reduction in capital investment. Consequently, the free cash flow, total of net cash provided by operating activities and in investing activities, was cash out flow of ¥66.8 billion.

Net cash provided by financing activities was ¥55.6 billion as a result of the issue of securities, face amount of which was ¥200.0 billion (¥100.0 billion Euro Yen convertible bonds and NEC Business Trust's ¥100.0 billion preferred securities) in December, 2001 in the domestic and overseas capital markets. Consequently cash and cash equivalents amounted to ¥377.7 billion, a decrease of ¥9.0 billion over previous year.

The balance of interested-bearing debt amounted to ¥2,259.7 billion, an increase of ¥575.4 billion compared to the previous year due to worsened free cash flow and NEC's new consolidation of NEC Leasing, Ltd. However, if NEC Leasing, Ltd. is accounted for by the equity method, as same as the previous year, interest-bearing debt was ¥1,696.7 billion, an increase of ¥12.4 billion compared to the previous year and debt equity ratio was 3.00, an increase 1.16 points compared with the previous year.

(*Note)

On April 1, 2001, NEC adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" and SFAS No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities - an amendment of FASB statement No. 133." These statements require an entity to recognize all derivatives as either assets or liabilities in the balance sheet and to measure those instruments at fair value. The cumulative effect from the adoption of these standards is disclosed as "cumulative effect of accounting change, net of tax" in the condensed consolidated statements of operations.

***

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Millions of yen, millions of U.S. dollars)

	Fiscal 2002 (% of net sales)	Fiscal 2001 (% of net sales)	Increase (decrease)	Fiscal 2002
Net sales	¥5,101,022	¥5,409,736	¥(308,714)	$38,354
	(100.0)	(100.0)		
Cost of sales	3,919,268	3,981,113	(61,845)	29,468
	(76.8)	(73.6)		
Selling, general and administrative expenses	1,237,276	1,243,440	(6,164)	9,303
	(24.3)	(23.0)		
Operating income (loss)	(55,522)	185,183	(240,705)	(417)
	(-1.1)	(3.4)		
Non-operating income	110,390	181,386	(70,996)	830
	(2.2)	(3.4)		
Interest and dividends	15,754	20,786	(5,032)	118
Other	94,636	160,600	(65,964)	712
Non-operating expenses	516,051	274,246	241,805	3,881
	(10.1)	(5.1)		
Interest	46,673	63,873	(17,200)	351
Other	469,378	210,373	259,005	3,530
Income (loss) before income taxes	(461,183)	92,323	(553,506)	(3,468)
	(-9.0)	(1.7)		
Provision (benefit) for income taxes	(178,173)	56,308	(234,481)	(1,340)
	(-3.5)	(1.1)		
Minority interest in income of consolidated subsidiaries	2,574	1,296	1,278	20
	(0.1)	(0.0)		
Equity in earnings (losses) of affiliated companies	(23,841)	21,884	(45,725)	(179)
	(-0.5)	(0.4)		
Income (loss) before cumulative effect of accounting change, net of tax	(309,425)	56,603	(366,028)	(2,327)
	(-6.1)	(1.0)		
Cumulative effect of accounting change, net of tax	(2,595)	-	(2,595)	(19)
	(0.0)	-		
Net income (loss)	¥(312,020)	¥56,603	¥(368,623)	$(2,346)
	(-6.1)	(1.0)		

(Note)
US dollar amounts are translated from yen, for convenience only, at the rate of US$1 = 133 yen.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Millions of yen, millions of U.S.dollars)

	March 31, 2002	March 31, 2001	Increase (decrease)	March 31, 2002
Current assets	¥2,405,036	¥2,465,775	¥(60,739)	$18,083
Cash and cash equivalents	377,772	386,835	(9,063)	2,840
Notes and accounts receivable, trade	905,069	1,053,133	(148,064)	6,805
Current portion of investment in leases	251,947	-	251,947	1,894
Inventories	650,043	828,081	(178,038)	4,888
Other current assets	220,205	197,726	22,479	1,656
Long-term assets	2,605,847	2,357,849	247,998	19,593
Long-term receivables, trade	45,073	49,855	(4,782)	339
Investments and advances	576,005	683,782	(107,777)	4,331
Investment in leases	254,814	-	254,814	1,916
Property, plant and equipment	959,577	1,128,813	(169,236)	7,215
Other assets	770,378	495,399	274,979	5,792
Total assets	¥5,010,883	¥4,823,624	¥187,259	$37,676

Current liabilities	¥2,210,341	¥2,197,663	¥12,678	$16,619
Short-term borrowings and current portion of long-term debt	760,827	462,964	297,863	5,721
Notes and accounts payable, trade	938,955	1,191,348	(252,393)	7,060
Other current liabilities	510,559	543,351	(32,792)	3,838
Long-term liabilities	2,005,610	1,642,538	363,072	15,080
Long-term debt	1,498,878	1,221,295	277,583	11,270
Accrued pension and severance costs	467,561	400,333	67,228	3,515
Other	39,171	20,910	18,261	295
Minority shareholders' equity in consolidated subsidiaries	132,817	68,387	64,430	999
Preferred securities issued by a subsidiary	97,200	-	97,200	731
Common stock	244,726	244,717	9	1,840
Additional paid-in capital	359,501	360,843	(1,342)	2,703
Retained earnings	66,125	388,079	(321,954)	497
Accumulated other comprehensive loss	(105,437)	(78,603)	(26,834)	(793)
Total shareholders' equity	564,915	915,036	(350,121)	4,247
Total liabilities and shareholders' equity	¥5,010,883	¥4,823,624	¥187,259	$37,676

CONDENSED CONSOLIDATED BALANCE SHEETS (SUPPLEMENTARY INFORMATION)(UNAUDITED)

(Millions of yen, millions of U.S.dollars)

	March 31, 2002	March 31, 2001	Increase (decrease)	March 31, 2002
Current assets	¥2,125,329	¥2,465,775	¥(340,446)	$15,980
Cash and cash equivalents	348,021	386,835	(38,814)	2,617
Notes and accounts receivable, trade	938,179	1,053,133	(114,954)	7,054
Inventories	650,043	828,081	(178,038)	4,888
Other current assets	189,086	197,726	(8,640)	1,421
Long-term assets	2,338,542	2,357,849	(19,307)	17,583
Long-term receivables, trade	45,950	49,855	(3,905)	345
Investments and advances	595,007	683,782	(88,775)	4,474
Property, plant and equipment	939,470	1,128,813	(189,343)	7,064
Other assets	758,115	495,399	262,716	5,700
Total assets	¥4,463,871	¥4,823,624	¥(359,753)	$33,563

Current liabilities	¥2,061,102	¥2,197,663	¥(136,561)	$15,497
Short-term borrowings and current portion of long-term debt	577,105	462,964	114,141	4,339
Notes and accounts payable, trade	985,326	1,191,348	(206,022)	7,408
Other current liabilities	498,671	543,351	(44,680)	3,750
Long-term liabilities	1,623,442	1,642,538	(19,096)	12,206
Long-term debt	1,119,634	1,221,295	(101,661)	8,418
Accrued pension and severance costs	466,475	400,333	66,142	3,507
Other	37,333	20,910	16,423	281
Minority shareholders' equity in consolidated subsidiaries	117,212	68,387	48,825	882
Preferred securities issued by a subsidiary	97,200	-	97,200	731
Common stock	244,726	244,717	9	1,840
Additional paid-in capital	359,501	360,843	(1,342)	2,703
Retained earnings	66,125	388,079	(321,954)	497
Accumulated other comprehensive loss	(105,437)	(78,603)	(26,834)	(793)
Total shareholders' equity	564,915	915,036	(350,121)	4,247
Total liabilities and shareholders' equity	¥4,463,871	¥4,823,624	¥(359,753)	$33,563

(Note)

In the condensed consolidated balance sheets on this page, the investment in a leasing subsidiary is accounted for by the equity method.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Millions of yen, millions of U.S.dollars)

	Fiscal 2002	Fiscal 2001	Increase (decrease)	Fiscal 2002
I. Cash flows from operating activities				
Net income (loss)	¥(312,020)	¥56,603	¥(368,623)	$(2,346)
Adjustments to reconcile net income (loss) to net cash provided by operating activities				
Depreciation	234,738	250,138	(15,400)	1,765
Equity in (earnings) losses of affiliated companies, net of dividends	28,030	(17,149)	45,179	211
(Increase) decrease in notes and accounts receivable	169,628	(139,644)	309,272	1,275
(Increase) decrease in inventories	216,062	(83,769)	299,831	1,625
Increase (decrease) in notes and accounts payable	(178,878)	226,866	(405,744)	(1,345)
Other, net	(20,923)	67,447	(88,370)	(158)
Net cash provided by operating activities	136,637	360,492	(223,855)	1,027
II. Cash flows from investing activities				
Proceeds from sales of property, plant and equipment	56,094	112,887	(56,793)	422
Additions to property, plant and equipment	(295,585)	(310,711)	15,126	(2,222)
Proceeds from sales of marketable securities	21,017	48,053	(27,036)	158
Purchase of marketable securities	(2,482)	(3,373)	891	(19)
Other, net	17,420	41,618	(24,198)	131
Net cash used in investing activities	(203,536)	(111,526)	(92,010)	(1,530)
Free cash flows	(66,899)	248,966	(315,865)	(503)
III. Cash flows from financing activities				
Net repayment of bonds and borrowings	(37,007)	(252,731)	215,724	(278)
Proceeds from preferred securities issued by a subsidiary	97,000	—	97,000	729
Dividends paid	(15,948)	(14,577)	(1,371)	(120)
Other, net	11,609	27,262	(15,653)	87
Net cash provided by (used in) financing activities	55,654	(240,046)	295,700	418
Effect of exchange rate changes on cash and cash equivalents	2,182	3,948	(1,766)	16
Net increase (decrease) in cash and cash equivalents	(9,063)	12,868	(21,931)	(69)
Cash and cash equivalents at beginning of year	386,835	373,967	12,868	2,909
Cash and cash equivalents at end of year	¥377,772	¥386,835	¥(9,063)	$2,840

SEGMENT INFORMATION

1. Operating Segment Information
(1) Net Sales (Including internal sales to other segments)

(Millions of yen, millions of U.S. dollars)

	Fiscal 2002 (% of total)	% change	Fiscal 2001 (% of total)	Fiscal 2002
NEC Solutions	¥2,209,093 (43.3)	-0.9	¥2,228,472 (41.2)	$16,610
NEC Networks	1,957,169 (38.4)	+6.7	1,834,362 (33.9)	14,716
NEC Electron Devices	842,878 (16.5)	-31.4	1,228,893 (22.7)	6,337
Others	634,778 (12.4)	-14.5	742,432 (13.7)	4,773
Eliminations	(589,132) (-11.5)	-	(624,423) (-11.5)	(4,430)
Electronics business total	5,054,786 (99.1)	-6.6	5,409,736 (100.0)	38,006
Leasing business	71,759 (1.4)	-	-	540
Eliminations	(25,523) (-0.5)	-	-	(192)
Consolidated total	¥5,101,022 (100.0)	-5.7	¥5,409,736 (100.0)	$38,354

(2) Segment Profit or Loss

(Millions of yen, millions of U.S. dollars)

	Fiscal 2002 (% operating margin)	Increase (decrease)	Fiscal 2001 (% operating margin)	Fiscal 2002
NEC Solutions	¥75,390 (3.4)	¥(8,665)	¥84,055 (3.8)	$567
NEC Networks	53,447 (2.7)	(29,697)	83,144 (4.5)	402
NEC Electron Devices	(148,159) (-17.6)	(216,449)	68,290 (5.6)	(1,114)
Others	2,988 (0.5)	(17,261)	20,249 (2.7)	22
Eliminations	(3,357) -	13,495	(16,852) -	(25)
Unallocated corporate expenses	(39,750) -	13,953	(53,703) -	(299)
Electronics business total	(59,441) (-1.2)	(244,624)	185,183 (3.4)	(447)
Leasing business	6,306 (8.8)	6,306	- -	47
Eliminations	(2,387) -	(2,387)	- -	(17)
Consolidated total	¥(55,522) (-1.1)	¥(240,705)	¥185,183 (3.4)	$(417)

(Note)
Corporate expenses include general corporate expenses and research and development expenses at NEC Corporation which are not allocated to any operating segment.

(3) Net Sales to External Customers (Unaudited)

(Billions of yen, millions of U.S. dollars)

	Fiscal 2002	% change	Fiscal 2001	Fiscal 2002
NEC Solutions	¥2,053.5	-2.4	¥2,103.0	$15,440
Domestic	1,756.4	-0.7	1,769.0	13,206
Overseas	297.0	-11.0	333.9	2,234
NEC Networks	1,866.6	+7.1	1,743.0	14,035
Domestic	1,337.9	+6.3	1,258.9	10,059
Overseas	528.7	+9.2	484.1	3,976
NEC Electron Devices	694.5	-32.0	1,021.7	5,222
Domestic	398.7	-18.2	487.6	2,998
Overseas	295.8	-44.6	534.1	2,224
Others	423.9	-21.8	541.9	3,188
Domestic	355.7	-19.0	439.0	2,675
Overseas	68.1	-33.7	102.8	513
Electronics business total	5,038.6	-6.9	5,409.7	37,885
Leasing business	62.3	-	-	469
Domestic	62.3	-	-	469
Overseas	-	-	-	-
Consolidated total	¥5,101.0	-5.7	¥5,409.7	$38,354

(4) Net Sales by Products and Services (Including internal sales to other segments) (Unaudited)

(Billions of yen, millions of U.S. dollars)

	Fiscal 2002	% change	Fiscal 2001	Fiscal 2002
NEC Solutions	¥2,209.0	-0.9	¥2,228.4	$16,610
Systems Integration Services /Software	520.3	+21.7	427.5	3,912
Internet Services/Support Services	336.0	+16.5	288.3	2,526
Servers/Storage Products/Workstations	443.5	+36.7	324.4	3,335
Personal Products	737.1	-25.8	993.8	5,542
Other Hardware	172.1	-11.5	194.4	1,295
NEC Networks	1,957.1	+6.7	1,834.3	14,716
Network Infrastructure	1,167.6	+8.0	1,080.7	8,779
Mobile Terminals	573.8	+20.9	474.7	4,314
Other	215.7	-22.7	278.9	1,623
NEC Electron Devices	842.8	-31.4	1,228.8	6,337
Semiconductors	642.9	-32.9	958.4	4,834
Displays	101.5	-28.7	142.3	763
Electronic Components	98.4	-23.2	128.1	740

2. Geographic Segment Information

(1) Net Sales

(Millions of yen, millions of U.S. dollars)

	Fiscal 2002 (% of total)	% change	Fiscal 2001 (% of total)	Fiscal 2002
Japan	¥4,230,278 (82.9)	-1.8	¥4,308,152 (79.6)	$31,807
Overseas	870,744 (17.1)	-21.0	1,101,584 (20.4)	6,547
Consolidated	¥5,101,022 (100.0)	-5.7	¥5,409,736 (100.0)	$38,354

(2) Geographic Profit or Loss

(Millions of yen, millions of U.S. dollars)

	Fiscal 2002 (% operating margin)	Increase (decrease)	Fiscal 2001 (% operating margin)	Fiscal 2002
Japan	¥(16,854) (-0.4)	¥(186,948)	¥170,094 (3.9)	$(127)
Overseas	(38,668) (-4.4)	(53,757)	15,089 (1.4)	(290)
Consolidated	¥(55,522) (-1.1)	¥(240,705)	¥185,183 (3.4)	$(417)

3. Sales by Market (Unaudited)

(Millions of yen, millions of U.S. dollars)

	Fiscal 2002	% change	Fiscal 2001	Fiscal 2002
Japan	¥3,911,173	-1.1	¥3,954,681	$29,407
Overseas	1,189,849	-18.2	1,455,055	8,947
Consolidated	¥5,101,022	-5.7	¥5,409,736	$38,354

FINANCIAL INSTRUMENTS

A. Fair value of derivative financial instruments

Contract or notional principal amounts, carrying amounts and estimated fair value are summarized as follows:-

(Millions of yen)

	March 31, 2002			March 31, 2001		
	Contract or notional amounts	Carrying amounts	Estimated fair value	Contract or notional amounts	Carrying amounts	Estimated fair value
Derivatives						
Forward exchange contracts	¥(24,332)	¥(1,352)	¥(1,352)	¥60,745	¥(15,937)	¥(15,903)
Fiscal 2001						
Purchase of foreign currency the equivalent of yen 85,337						
Sale of foreign currency the equivalent of yen 146,082						
Fiscal 2002						
Purchase of foreign currency the equivalent of yen 78,705						
Sale of foreign currency the equivalent of yen 54,373						
Interest rate and currency swap agreements	1,082,486	(24,957)	(24,957)	516,543	(14,228)	(21,688)

Contract or notional amount of forward exchange contracts is net amount of "sale" minus "purchase".

B. Marketable securities

The cost, fair value and net unrealized holding gains/losses for marketable securities by major security type are summarized as follows:-

(Millions of yen)

	March 31, 2002	March 31, 2001
Available-for-sale:		
Equity securities		
Cost	¥177,855	¥233,842
Fair value	255,096	301,278
Net unrealized holding gains	77,241	67,436
Debt securities		
Cost	8,348	26,425
Fair value	7,983	34,402
Net unrealized holding gains (losses)	(365)	7,977

C. Investments in affiliated companies

The carrying amount and market value of stocks of affiliated companies accounted for by the equity method which have quoted market values are summarized as follows:-

(Millions of yen)

	March 31, 2002	March 31, 2001
Carrying amount	¥110,072	¥118,382
Market value	130,174	217,234

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(Millions of yen, millions of U.S. dollars)

	Three months ended March 31			
	2002 (% of net sales)	2001 (% of net sales)	Increase (decrease)	2002
Net sales	¥1,507,913	¥1,688,511	¥(180,598)	$11,338
	(100.0)	(100.0)		
Cost of sales	1,200,672	1,270,519	(69,847)	9,028
	(79.6)	(75.2)		
Selling, general and administrative expenses	303,854	335,817	(31,963)	2,285
	(20.2)	(19.9)		
Operating income	3,387	82,175	(78,788)	25
	(0.2)	(4.9)		
Non-operating income	30,159	59,951	(29,792)	227
	(2.0)	(3.5)		
Interest and dividends	1,524	7,015	(5,491)	11
Other	28,635	52,936	(24,301)	216
Non-operating expenses	207,415	90,733	116,682	1,559
	(13.7)	(5.4)		
Interest	7,891	16,306	(8,415)	59
Other	199,524	74,427	125,097	1,500
Income (loss) before income taxes	(173,869)	51,393	(225,262)	(1,307)
	(-11.5)	(3.0)		
Provision (benefit) for income taxes	(57,476)	27,217	(84,693)	(433)
	(-3.8)	(1.6)		
Minority interest in income of consolidated subsidiaries	3,545	3,027	518	27
	(0.2)	(0.2)		
Equity in earnings (losses) of affiliated companies	(7,117)	6,624	(13,741)	(54)
	(-0.5)	(0.4)		
Net income (loss)	¥(127,055)	¥27,773	¥(154,828)	$(955)
	(-8.4)	(1.6)		

SEGMENT INFORMATION (UNAUDITED)

(1) Net Sales (Including internal sales to other segments)

(Millions of yen, millions of U.S. dollars)

	Three months ended March 31			
	2002 (% of total)	% change	2001 (% of total)	**2002**
NEC Solutions	**¥748,002 (49.6)**	+3.6	¥721,681 (42.7)	**$5,624**
NEC Networks	**476,821 (31.6)**	-24.4	631,066 (37.4)	**3,585**
NEC Electron Devices	**216,660 (14.4)**	-24.3	286,082 (16.9)	**1,629**
Others	**203,082 (13.4)**	-16.4	242,969 (14.4)	**1,527**
Eliminations	**(152,959) (-10.1)**	-	(193,287) (-11.4)	**(1,150)**
Electronics business total	**1,491,606 (98.9)**	-11.7	1,688,511 (100.0)	**11,215**
Leasing business	**19,572 (1.3)**	-	-	**147**
Eliminations	**(3,265) (-0.2)**	-	-	**(24)**
Consolidated total	**¥1,507,913 (100.0)**	-10.7	¥1,688,511 (100.0)	**$11,338**

(2) Segment Profit or Loss

(Millions of yen, millions of U.S. dollars)

	Three months ended March 31			
	2002 (% operating margin)	Increase (decrease)	2001 (% operating margin)	**2002**
NEC Solutions	**¥48,373 (6.5)**	¥(13,689)	¥62,062 (8.6)	**$364**
NEC Networks	**(2,049) (-0.4)**	(31,557)	29,508 (4.7)	**(15)**
NEC Electron Devices	**(37,475) (-17.3)**	(34,341)	(3,134) (-1.1)	**(282)**
Others	**7,564 (3.7)**	(7,631)	15,195 (6.3)	**57**
Eliminations	**(1,737) -**	5,597	(7,334) -	**(13)**
Unallocated corporate expenses	**(12,447) -**	1,675	(14,122) -	**(94)**
Electronics business total	**2,229 (0.1)**	(79,946)	82,175 (4.9)	**17**
Leasing business	**1,600 (8.2)**	1,600	- -	**12**
Eliminations	**(442) -**	(442)	- -	**(4)**
Consolidated total	**¥3,387 (0.2)**	¥(78,788)	¥82,175 (4.9)	**$25**

(Note)

Corporate expenses include general corporate expenses and research and development expenses at NEC Corporation which are not allocated to any operating segment.

(3) Net Sales to External Customers

(Billions of yen, millions of U.S. dollars)

	Three months ended March 31			
	2002	% change	2001	2002
NEC Solutions	¥703.5	+3.3	¥680.8	$5,290
Domestic	634.6	+3.8	611.2	4,772
Overseas	68.8	-1.0	69.5	518
NEC Networks	448.3	-25.7	603.0	3,371
Domestic	341.1	-20.1	426.9	2,565
Overseas	107.1	-39.1	176.0	806
NEC Electron Devices	191.3	-19.0	236.3	1,439
Domestic	116.9	-0.2	117.1	879
Overseas	74.4	-37.5	119.2	560
Others	147.8	-12.2	168.3	1,112
Domestic	127.2	-11.6	143.9	957
Overseas	20.5	-15.5	24.3	155
Electronics business total	1,491.0	-11.7	1,688.5	11,212
Leasing business	16.8	-	-	126
Domestic	16.8	-	-	126
Overseas	-	-	-	-
Consolidated total	¥1,507.9	-10.7	¥1,688.5	$11,338

(4) Net Sales by Products and Services (Including internal sales to other segments)

(Billions of yen, millions of U.S. dollars)

	Three months ended March 31			
	2002	% change	2001	2002
NEC Solutions	¥748.0	+3.6	¥721.6	$5,624
Systems Integration Services /Software	211.0	+14.9	183.7	1,586
Internet Services/Support Services	102.3	+20.1	85.2	769
Servers/Storage Products/Workstations	189.2	+78.0	106.3	1,423
Personal Products	190.3	-30.2	272.7	1,431
Other Hardware	55.2	-25.2	73.8	415
NEC Networks	476.8	-24.4	631.0	$3,585
Network Infrastructure	289.9	-21.4	368.7	2,180
Mobile Terminals	96.2	-27.9	133.5	723
Other	90.7	-29.6	128.8	682
NEC Electron Devices	216.6	-24.3	286.0	$1,629
Semiconductors	166.4	-23.9	218.8	1,251
Displays	28.1	-15.4	33.2	211
Electronic Components	22.1	-35.0	34.0	167

LEASING ARRANGEMENTS

A. Leasing of computer equipment

For NEC's leasing business for computer and others, future minimum lease payments from non-cancelable leases under operating leases at March 31, 2002 and March 31, 2001 are follows:-

(Millions of yen)

	March 31,2002	March 31, 2001
Within one year	7,648	4,469
Over one year	431	463

B. Lease of facilities and equipment for company's use

NEC leases certain facilities and equipment for its own use. Future minimum rental payments under operating leases at March 31, 2002 and March 31, 2001 are follows:-

(Millions of yen)

	March 31,2002	March 31, 2001
Within one year	48,888	32,354
Over one year	91,985	92,404

PENTION AND SEVERANCE PLANS

NEC Corporation and the subsidiaries in Japan have severance indemnity plans and non-contributory defined benefit funded pension plans, or only severance indemnity plans, covering substantially all of their employees who meet eligibility requirements of the retirement regulations. Under the plans, employees whose service with the company is terminated are, under most circumstances, entitled to lump-sum severance indemnities and/or pension payments, determined by reference to current basic rate of pay, length of service and conditions under which the termination occurs. The funding policy is to make contributions that can be deducted for Japanese income tax purposes.

NEC Corporation and certain subsidiaries in Japan also have contributory defined benefit pension plans, covering substantially all of their employees, including the governmental welfare pension benefit plan which would otherwise be provided by the Japanese government. The pension benefits are determined based on years of service and the compensation amount as stipulated in the regulations. The governmental welfare pension contributions are funded in conformity with the requirements regulated by the Japanese Welfare Pension Insurance Law. The contributions to the contributory and the non-contributory pension plans are placed into trusted pension funds.

The weighted-average assumptions used in the accounting for the plans are as follows:-

	Fiscal 2002	Fiscal 2001
Discount rate	3.5%	3.5%
Rate of increase in future compensation level	1.7% - 3.8%	1.7% - 3.8%
Expected long-term rate of return on plan assets	4.0%	4.0%

CAUTIONARY STATEMENTS:

The above forecasts in this material are forward-looking statements involving risks and uncertainties. The important factors that could cause actual results to differ materially from such statements include, but are not limited to, general economic conditions in NEC's markets, which are primarily Japan, North America, Asia and Europe; demand for, and competitive pricing pressure on, NEC's products in the marketplace; NEC's ability to continue to win acceptance of its products and services in highly competitive markets; and movements in currency exchange rates, particularly the rate between the yen and the U.S. dollar in which NEC makes significant sales. Among other factors, a worsening of the world economy affected by the terrorist attacks in the United States on September 11, 2001, a continuing worsening of financial conditions in the U.S., Japanese, European and/or Central and South American markets, and/or a worsening of the ongoing downturn in the IT (Information Technology) related markets, would cause actual results to differ from the projected results described above.

In case where the information contained in this press release falls within the definition of "Material Information" under Paragraph 2 of Article 166 of the Securities and Exchange Law of Japan, if you (and directors or employees of your company if the content of this press release comes to their knowledge in connection with their duty) read this press release before the time of "Publication" (which is defined under the Securities and Exchange Law of Japan and its Enforcement Ordinance as twelve hours after its release; i.e., approximately 3:30 a.m. on April 26, 2002 (JST)), you (and directors or employees of your company if the content of this press release comes to their knowledge in connection with their duty) may be prohibited from purchasing, selling, or making other transactions of shares of stock or other securities of NEC before the time of Publication.

Brief Description
of
"Report on Publication of Information on the Company"
concerning issue of stock acquisition rights (*shinkabu yoyakuken*)
for stock option plan

NEC Corporation
7-1, Shiba 5-chome, Minato-ku, Tokyo, Japan

1. Filing of Reports on Publication of Information on the Company

Pursuant to the rules of the Tokyo and four other stock exchanges in Japan (the "Exchanges"), NEC Corporation (the "Company") filed on April 25, 2002 with the Exchanges Reports on Publication of Information on the Company concerning issue of stock acquisition rights (*shinkabu yoyakuken*) for stock option plan (the "Report").

The Reports are made available for public inspection by the Exchanges.

A company whose stock is listed on the Exchanges is required to disclose certain important matters regarding the company without delay and to file a report with the Exchanges on the matters disclosed and the time and manner of disclosure. On April 25, 2002, the Company disclosed the matter described above in the manner stipulated by Section 1 of Article 30 of Enforcement Order of the Securities and Exchange Law of 1948, as amended, of Japan, and filed the Reports with the Exchanges.

2. Outline of the Report

Following is the English version of the matter disclosed.

NEC

Press Release – For immediate use

April 25, 2002

NEC Corporation

Issue of Stock Acquisition Rights for Stock Option Plan

Today NEC Corporation ("NEC") announced that pursuant to Article 280-20 of the Commercial Code of Japan and subject to approval of the 164th Annual General Meeting of Shareholders of NEC to be held on June 20, 2002, it will issue "stock acquisition rights" (rights to subscribe for or acquire shares from the company - *shinkabu yoyakuken* -, the "Stock Acquisition Rights") to its directors, corporate officers and certain upper-level employees, and to Chairman and President of certain principal subsidiaries in Japan (excluding subsidiaries whose shares are listed on stock exchange) (the "Subsidiaries") to implement its stock option plan.

The Stock Acquisition Rights will be issued to directors, corporate officers and certain upper-level employees of NEC, and to Chairman and President of the Subsidiaries who will be in office at the issue date of the Stock Acquisition Rights (in accordance with their positions at the time of the issuance) as follows:

Position	Number of Units of the Stock Acquisition Rights (Number of Shares)
(1) Directors of NEC	
Chairman of the Board	10 (10,000 shares)
President	10 (10,000 shares)
Each Senior Executive Vice President and Director	8 (8,000 shares)
Each Executive Vice President and Director	6 (6,000 shares)
Each Senior Vice President and Director	4 (4,000 shares)
Each Director (non-executive)	3 (3,000 shares)
(2) Corporate officers (other than Directors) and certain upper-level employees of NEC	
Each Senior Vice President	3 (3,000 shares)
Each Associate Senior Vice President	2 (2,000 shares)
Each of certain upper-level employees	1 (1,000 shares)
(3) Chairman and President of the Subsidiaries	
Chairman (serving on a full-time basis)	1 (1,000 shares)
President (serving on a full-time basis)	1 (1,000 shares)

For the summary of the terms of the Stock Acquisition Rights, please refer to the Attachment.

(Attachment)

Terms of the Stock Acquisition Rights for NEC's Stock Option Plan

1.	Class and Total Number of NEC Shares to be issued or acquired upon exercise of the Stock Acquisition Rights	Up to 450,000 shares of common stock of NEC (1,000 shares per one unit of the Stock Acquisition Right) The number of shares will be adjusted in accordance with the following formula upon split or consolidation of NEC shares: Adjusted number of shares = Number of shares prior to adjustment x Ratio of split or consolidation
2.	Total Number of Units of the Stock Acquisition Rights to be issued	Up to 450 units
3.	Issue Price of the Stock Acquisition Right	Zero yen
4.	Exercise Price of the Stock Acquisition Rights	Exercise price will be equal to the amount obtained by multiplying by 1.05 the average of the closing price applicable to ordinary transactions of shares of common stock of NEC on the Tokyo Stock Exchange during the month immediately preceding the month in which the Stock Acquisition Rights are issued (with fractional amounts of less than one yen to be round up to one yen), provided that the exercise price will not be less than the closing price of shares of NEC on the Tokyo Stock Exchange at the issue date.
5.	Adjustment to Exercise Price	The exercise price will be adjusted in accordance with the following formula (with fractional amounts of less than one yen to be round up to one yen) in case NEC issues new shares or disposes of its own shares at less than then current market price (excluding issuance of new shares by conversion of convertible bonds or exercise of stock option): Adjusted Exercise Price = Exercise Price prior to adjustment x { Number of outstanding shares + (Number of newly issued shares x Price of newly issued shares) / Then current market price per share } / (Number of outstanding shares + Number of newly issued shares) The exercise price will also adjusted in accordance with the following formula upon split or consolidation of NEC shares (with fractional amounts of less than one yen to be round up to one yen). Adjusted Exercise Price = Exercise Price prior to adjustment x (1 / Ratio of split or consolidation)
6.	Exercise Period	The Stock Acquisition Rights will be exercisable during a period from July 1, 2004 to June 30, 2008.

7.	Condition of Exercise	(a) The Stock Acquisition Rights may be exercised on condition that holder of the Stock Acquisition Rights continues to hold the position of director, corporate officer or employees of NEC or its subsidiaries (excluding subsidiaries whose shares are listed on stock exchange). In the event that a holder loses such position during the Exercise Period, he/she may exercise his/her Stock Acquisition Rights only for the period of one year thereafter (but no later than the last day of the Exercise Period). Furthermore, in the event that a holder loses such position on or before June 30, 2004, he/she may exercise his/her right only for the period of one year from July 1, 2004. (b) A heir or heiress of the holder may not exercise the Stock Acquisition Rights. (c) The Stock Acquisition Rights may not be exercised in part of a unit.
8.	Redemption	NEC may redeem the Stock Acquisition Rights without payment to the holder in the event that: (a) The holder ceases to have the right to exercise his/her Stock Acquisition Rights pursuant to clause 7 above; or (b) NEC merges with and into another company or becomes a wholly-owned subsidiary of another company by way of *kabushiki-kokan* or *kabushiki-iten*.
9.	Restriction on Transfer	The transfer of the Stock Acquisition Rights will be subject to approval of NEC's Board of Directors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEC Corporation
(Registrant)

By ______________________
Nobuhito Yagi
Associate Senior Vice President and
General Manager, Legal Division

Date: April 25, 2002